UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March, 2015

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐             Form 40-F   ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: March 9, 2015	By:	Signed:	/s/ Scott Cedergren
		Name:	Scott Cedergren
		Title:	Assistant Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)

Date: March 9, 2015	By:	Signed:	/s/ Scott Cedergren
		Name:	Scott Cedergren
		Title:	Assistant Corporate Secretary

Release:     March 9, 2015

Canadian Pacific announces ratification of labour agreement with Unifor

CALGARY, AB – Canadian Pacific (TSX:CP)(NYSE:CP) today announced that Unifor members have ratified a labour agreement covering approximately 1,200 active mechanical employees.

“This negotiated agreement is fair to both sides and is the result of hard work by all of those involved,” said Peter Edwards, Vice-President of Human Resources and Labour Relations. “We look forward to further developing our positive working relationship with our Unifor employees over the next four years.”

This brings the number of long-term collective agreements in place between CP and its Canadian unions to six. Our Rail Traffic Controllers (TCRC-RTC), International Brotherhood of Electrical Workers (IBEW), Teamsters Maintenance of Way employees (TCRC-MWED), Police (CPPA) and United Steel Workers (USW) have all ratified long-term deals.

CP is currently in binding arbitration with the Teamsters Canada Rail Conference – Running Trades, the union representing locomotive engineers and conductors.

Unifor represents CP’s mechanical employees who are responsible for maintaining rail cars and locomotives.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of Canadian Pacific.

Contacts:

Media

Martin Cej

Tel: 403-319-7298

email: martin_cej@cpr.ca

24/7 Media Pager: 855-242-3674

Investment Community

Nadeem Velani

Tel: 403-319-3591

email: investor@cpr.ca